December 23, 2024

Thurman J. Rodgers
Chief Executive Officer
Complete Solaria, Inc.
45700 Northport Loop East
Fremont, CA

       Re: Complete Solaria, Inc.
           Registration Statement on Form S-3
           Filed on December 20, 2024
           File No. 333-283948
Dear Thurman J. Rodgers:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing